UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   MULCAHY, J. PATRICK
   ENERGIZER HOLDINGS, INC.
   533 MARYVILLE UNIVERSITY DRIVE
   ST. LOUIS, MO  63141

2. Issuer Name and Ticker or Trading Symbol
   Energizer Holdings, Inc. (ENR)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/1/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

   CHIEF EXECUTIVE OFFICER

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Energizer Holdings, Inc. Common Stock                                                            299,232        D  Direct
Energizer Holdings, Inc. Common Stock                                                            27,714         I  By 401(k)
Energizer Holdings, Inc. Common Stock                                                            12,611         I  by Spouse


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $17.0000                                                                   05/08/01     05/07/10
5/08/00
Phantom Stk Units in Deferred                  11/01/02       A         19,330                            (1)
Compensation Plan  CM
Phantom Stock Units in Deferred                11/01/02       A         77,319                            (2)
 Compensation Plan
Phantom Stock Units in
Executive Savings Investment
Plan
Restricted Stock Equivalents


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
-----------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Energizer Holdings, Inc.       500,000                   500,000       D   Direct
5/08/00                                   Common Stock
Phantom Stk Units in Deferred  11/01/02  Energizer Holdings, Inc.       19,330        $29.2940    27,547        D   Direct
Compensation Plan  CM                     Common Stock
Phantom Stock Units in Deferred11/01/02  Energizer Holdings, Inc.       77,319        $29.2940    265,728       D   Direct
 Compensation Plan                        Common Stock
Phantom Stock Units in                   Energizer Holdings, Inc.       92,921                    92,921        D   Direct
Executive Savings Investment              Common Stock
Plan
Restricted Stock Equivalents             Energizer Holdings, Inc.       130,000                   130,000       D   Direct
                                          Common Stock

Explanation of Responses:

(1)
Company match on deferrals into Energizer phantom stock units in Deferred Compensation Plan vests 3 years from grant, provided match deferral remains in units for a period of one year.
(2)
Phantom stock units are payable in cash following termination of the Reporting Person's employment with Energizer Holdings, Inc.

SIGNATURE OF REPORTING PERSON
/S/ MULCAHY, J. PATRICK
DATE 11/05/02